Exhibit 99.1

Nomad Foods Provides Updates on Full Year 2023 Results and Initiates 2024 Guidance

Initiate 2024 Adjusted EPS guidance of €1.75-€1.80 per share, representing 9-12% growth

Company to report fourth quarter and full year results on Thursday, February 29, 2024

FELTHAM, England - February 21, 2024 - Nomad Foods Limited (NYSE: NOMD) today announced that management will present at the Consumer Analyst Group of New York (CAGNY) Conference on February 22, 2024 at 4:00pm EST. In advance of its presentation, the Company is providing an update on year-end 2023 results and initial guidance for full year 2024.

Financial Update and Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We are pleased with our continued momentum in the fourth quarter as we closed a difficult year and remain well-positioned to deliver another year of attractive growth in 2024. We expect to end 2023 with revenues in line with our previous guidance of mid-single digit organic growth, while full year Adjusted EPS, Adjusted Cash Flow, and Adjusted Cash Flow conversion are expected to be above our previous guidance of €1.57- €1.60, €250 million, and 90% - 95%, respectively. Our full year adjusted EBITDA is expected to be modestly above current consensus estimates.”

“Our recent announcement of the initiation of a quarterly dividend further highlights the quality and resilience of our business and our confidence in our ability to generate significant cash flows and sustainable, long-term growth.”

He continued, “I am proud of our uninterrupted track record of top-tier growth and even more excited about our accelerated growth outlook. As we look ahead to 2024, we expect our full year revenues to increase by 3%-4%. Our volume and market share trends continue to improve sequentially and we expect to deliver positive volume and share growth in 2024. We expect our 2024 adjusted EBITDA to increase by 4%-6%, while our adjusted EPS is expected to increase by 9%-12% to €1.75-€1.80 per share. We remain focused on generating strong cash flows and expect full year adjusted cash conversion in the 90% - 95% range,” concluded Descheemaeker.

CAGNY Presentation Webcast
As previously announced, the Company is scheduled to present tomorrow at 4:00pm EST at the 2024 Consumer Analyst Group of New York (CAGNY) Conference. Participants can access the CAGNY presentation directly on Nomad Foods’ website at http://www.nomadfoods.com under Investor Relations or by using the following link:
https://event.webcasts.com/starthere.jsp?ei=1654529&tp_key=a8d52daacb

Fourth Quarter Earnings Conference Call and Webcast

The Company expects to release its full results for the fiscal fourth quarter and full year ended December 31, 2023 on Thursday, February 29, 2024. The Company does not plan to release preliminary financial information on an ongoing basis.

The Company will host a conference call with members of the executive management team on Thursday, February 29, 2024, at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). Investors interested in participating in the live call can dial +1-877-451-6152 from North America. International callers can dial +1-201-389-0879.

Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13744170.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

Media Relations Contact
Jim Golden / Ed Hammond / Jack Kelleher
Collected Strategies
nomad-cs@collectedstrategies.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) expectations regarding the Company’s 2023 financial performance and its full year 2024 guidance and expectations with respect to revenue growth, Adjusted EBITDA growth, Adjusted EPS and Adjusted free cash flow conversion; (ii) the Company’s growth prospects and multiple avenues for continued value creation and (iii) expectations of a quarterly dividend. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) new regulations governing the import and export of goods between the UK and the European Union as a result of Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvi) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xvii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xviii) changes in applicable laws or regulations; and (xix) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Information

Nomad Foods is presenting preliminary Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2023.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and twelve months ended December 31, 2023 presented in this press release is preliminary and reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.
Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Leverage is defined as total loans and borrowings outstanding less the sum of cash and cash equivalents and short term investments, divided by adjusted EBITDA for the trailing twelve month period.

Nomad Foods believe these preliminary non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The preliminary Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.
3